EXHIBIT 99.1

PyroGenesis Ranks 7th on Deloitte Canada’s Prestigious Clean Technology list as part of the 2022 Technology Fast 50™ Awards

Also Named in the Deloitte Technology Fast 500™ List as one of the Fastest Growing Companies in North America (2022)

MONTREAL, Nov. 16, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, in recognizing the Company’s commitment to innovation as well as its exceptional revenue growth, Deloitte has named PyroGenesis to both its Technology Fast 50™ and Fast 500™ rankings lists. As such, in recognition of being one of Canada’s top clean tech innovators providing processes, goods, or services that reduce environmental impact, Deloitte has ranked PyroGenesis 7th on its Clean Technology list as part of the Technology Fast 50™ award. In addition, PyroGenesis has also been ranked 275th on this year’s Deloitte Technology Fast 500™; a ranking of the 500 fastest growing technology, media, telecommunications, life sciences, fintech, and/or energy tech companies in North America.

Eligibility in the Clean Technology category requires applicants to meet the same criteria as for Technology Fast 50 nominees except they must have a minimum revenue of $50,000 in 2018 and $5 million in 2021. The winning companies are ranked by their revenue-growth percentage over that period. The majority of the companies’ revenues must come from products or services that have a positive environmental impact in the following areas: carbon emissions reduction potential, resource circulation (reduce, reuse, and recycle), or environmental preservation and safety.

PyroGenesis ranked 7th, with a 518% in revenue growth from 2018 to 2021, on this prestigious list.

The Technology Fast 50™ list runs alongside the broader Deloitte North American Technology Fast 500™ list, with Fast 50™ winners automatically eligible for this elite ranking.

“We are honored to be included in this year's Deloitte North America rankings, but most importantly, very proud to be amongst the Canadian winners on Deloitte's Technology Fast 50™ list in the cleantech space, just months after being recognized and ranked ninth by the Toronto Stock Exchange as a top-performing company on the Toronto Stock Exchange's 2022 TSX30 list,” said Mr. P. Peter Pascali, CEO and Chairman of the Board of PyroGenesis. “Over the past several years, we have transitioned from proving the capabilities of our technologies to commercial applications of the same, by strategically and successfully positioning ourselves to address the most pressing environmental and energy issues. PyroGenesis' offerings continue to attract the interest from large multinational entities and, as such, is seen as a provider of robust environmental technology solutions for heavy industry. These solutions help companies achieve their carbon reduction goals as they transition to a net zero world through a variety of means which include, but are not limited to, fuel switching and metal production optimization offerings. It is an incredible honor to be part of such a distinguished list of companies as a Canadian innovator contributing to a more sustainable and environmentally resilient future. On behalf of the Board of Directors and the Company, I would like to thank Deloitte Canada for this recognition as we pledge to continue our commitment to becoming a leading global provider of GHG emission reduction solutions.”

“These outstanding companies are amongst the elite of Canada’s clean technology sector, developing and bringing to market innovations that create a more resilient and sustainable future for the environment,” stated Anders McKenzie, partner and national leader for the Technology Fast 50 program at Deloitte Canada. “With ever-increasing business opportunities to reduce our carbon footprint, make energy efficiency gains, and accelerate the deployment of renewable energy sources, these winners distinguish themselves in a highly promising and dynamic space. They represent a cohort of innovators who are contributing to the environment and helping to create a sustainable business and technology landscape in Canada.”

This year marks 25 years since the establishment of Deloitte’s Technology Fast 50 award program in Canada.

About the Deloitte Technology Fast 50™ program

The Deloitte Technology Fast 50 program is Canada’s pre-eminent technology awards program. Celebrating its 25th anniversary, the program recognizes business growth, innovation, and entrepreneurship in four distinct categories: Technology Fast 50 ranking, Enterprise Fast 15, Clean Technology, and Companies-to-Watch. The program also recognizes companies within the North American Technology Fast 500 ranking, identifying thriving technology companies in the United States and Canada. The 2022 program sponsors include Deloitte, RBC, Osler, EDC, CBRE, Vector Institute, Council of Canadian Innovators (CCI), Clarity Recruitment, Lafond, and TMX. For further information, visit www.fast50.ca.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/